

Mail Stop 4631

August 27, 2015

Mr. Raoul Jean-Marc Sidney Huet
Chief Financial Officer
Unilever N.V. & Unilever PLC
Unilever House, 100 Victoria Embankment
London EC4Y 0DY, United Kingdom

> **RE:** **Unilever N.V.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed March 6, 2015**
> **File No. 1-4547**
>
> **Unilever PLC**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed March 6, 2015**
> **File No. 1-4546**

Dear Mr. Huet:

We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Item 18. Financial Statements
Guarantor Statements (Audited)

1. You made multiple revisions to your guarantor statements, which you discuss on page 24. We note that these revisions resulted in significant changes in certain amounts reported

for 2013 and 2012 from those amounts reported in your Form 20-F for the year ended December 31, 2013. For example, in the income statement for the year ended December 31, 2013, all comprehensive income amounts changed, the net profit amount for Unilever parent entities changed from €5.3 billion to €4.8 billion, and total assets for non-guarantor subsidiaries changed from €15.7 billion to €76.3 billion. Please tell us how you determined that these revisions are not individually or collectively material to the financial statements taken as a whole. Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction